Mail Stop 0510

      February 18, 2005

By U.S. mail and facsimile to (508) 563-6444


Mr. Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.
49 Edgerton Drive
North Falmouth, MA  02556


	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
		Form 10-QSB for the quarterly period ended January 2,
2005
      File No. 000-29024



Dear Mr. Marsiglio:

      We have reviewed your response letter dated February 15,
2005
to our letter dated January 25, 2005 and have the following comment.


Note 1(h) - Operations and Significant Accounting Policies:
Revenue
Recognition, page F-9

1. We have reviewed your response to comment 6. We note that your research and development contracts "are primarily with the Federal government and do not obligate the Company to repay any of the funding if efforts are not successful." In addition, you have stated that these "are primarily best efforts contracts to provide research services on a cost plus fixed fee basis." Please tell us the consideration you gave to the factors listed in paragraph 3.53 of the
AICPA Audit and Accounting Guides - Audit of Federal Government Contractors in concluding that these contracts should be accounted for as revenue rather than as an offset to your research and development expense. Please refer to paragraphs 3.50 - 3.54 of the
Audit Guide.


*    *    *    *

		Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Scott Watkinson, Staff Accountant at (202) 942-
2926,
or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant
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Mr. Ronald L. Marsiglio
Benthos, Inc.
February 18, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE